(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold Corp Closes Non-Brokered Private Placement Raising $5.62M

August 9, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that it has closed a non-brokered private placement previously announced June 25, 2007, and July 11, 2007 (the “Private Placement”). The Private Placement is for 14,050,000 units at a price of $0.40 per unit for gross proceeds of up to $5,620,000. The private placement has been approved by the TSX Venture Exchange.

Each 1 (one) unit consists of one common share of the Company (“Share”) and one half of a share purchase warrant (“Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at a price of $0.60 per Warrant Share until July 25, 2009.

Finder’s fees were issued in the amount of up to 10% of the proceeds in cash and up to 7% in finder’s warrants. The finder warrant is exercisable at a price of $0.65 per share exercisable until July 25, 2009.

Shares issued pursuant to this Private Placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a hold period until November 26, 2007.

Dr Lawrence A. Dick, President, remarks, “We are pleased to have such supportive financial partners committed to our success in Nevada. Our property holdings in the SW United States now approximate 60,000 acres, all within past-producing gold terrains. Our financial partners in this exciting venture include Sprott Asset Management, Pacific International Securities, Pinetree Capital, Tocqueville Gold Fund, Acker Finley, Stabilitas, and Prudent Global. I feel that this combination of financial support and our technical team’s proven discovery record bodes well for the future of Evolving’s exploration success.”

Proceeds from the Private Placement will be used to fund the continued exploration and development, including drilling, of the Company’s Malone project in New Mexico and the Fisher Canyon, Siesta and Alpha Butte projects in Nevada, and for general working capital purposes.

About Evolving Gold Corp.

Evolving Gold Corp is an emerging exploration and development company focused on building value through the acquisition and exploration of world class prospective gold properties primarily in the south western United States. For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors;

EVOLVING GOLD CORP.

“Lawrence A. Dick”
Dr. Lawrence A. Dick, Ph.D., P.Geo
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
Philippe Deserres: pdeserres@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters: Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF